Mail Stop 3561

April 2, 2009

Mr. Sophocles N. Zoullas
Chief Executive Officer
Eagle Bulk Shipping Inc.
477 Madison Avenue
Suite 1405
New York, NY 10022

       Re: Eagle Bulk Shipping, Inc.
                Form 10-K for the year ended December 31, 2007
                Filed February 29, 2008
                File No. 1-33831

Dear Mr. Zoullas:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

                Sincerely,

                Linda Cvrkel
                Branch Chief